Filed Pursuant to Rule 253(g)(2)

File No. 024-12455

APTERA MOTORS CORP.

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the offering circular dated November 25, 2024, and supplements dated January 30, 2025, March 13, 2025, and April 10, 2025 (together, the “Offering Circular”), and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular and related supplements are available at the links below:

https://www.sec.gov/Archives/edgar/data/1786471/000149315224047563/form253g2.htm;

https://www.sec.gov/Archives/edgar/data/1786471/000149315225004314/form253g2.htm;

https://www.sec.gov/Archives/edgar/data/1786471/000149315225010222/form253g2.htm; and

https://www.sec.gov/Archives/edgar/data/1786471/000164117225003651/form253g2.htm

SUPPLEMENT TO OFFERING CIRCULAR DATED NOVEMBER 25, 2024

THIS SUPPLEMENT IS DATED JULY 2, 2025

Aptera Motors Corp. (the “Company”, “we”, “us”, “our”) is filing this supplement to update, amend, and/or replace certain information contained in the Offering Circular as set forth below.

Pages 6-12:

The “Risk Factors – Risks Related to our Business and Industry” subsection of the Offering Circular is replaced in entirety with the following:

Risks Related to our Business and Industry

We have a limited operating history upon which you can evaluate our performance, and have not yet generated any profits. Accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company was incorporated under the laws of the State of Delaware on March 4, 2019, and we have not yet generated any revenue or profits from continuing operations. To date, we have not commenced production of our SEVs. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of our technology and platform. We anticipate that our operating expenses will increase in the near future, and there is no assurance that we will generate significant revenue or become profitable in the near future. You should consider our business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

Our auditor has issued a “going concern” opinion.

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company’s ability to continue as a going concern and our existing cash resources are not sufficient to meet our anticipated needs over the next 12 months from the date hereof. During the next 12 months, the Company intends to fund its operations with funds received from our Regulation A and Regulation D offerings, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

The Company plans to raise significantly more capital and future fundraising rounds, which may include offering equity at a significant discount to the price offered in this offering, which could result in dilution to investors in this offering.

Aptera will need to raise additional funds to finance its operations or fund its business plan. Even if the Company manages to raise subsequent financing or borrowing rounds, the terms of those borrowing rounds might be more favorable to new investors or creditors than to existing investors such as you. New equity investors or lenders could have greater rights to the Company’s financial resources (such as liens over its assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically. Specifically, the Company has a round opened for shares of Class B common stock, in which the share price could be less than the price per share of Class B common stock offered by the registered stockholders pursuant to this offering circular, which would dilute your interest in the Company. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.

We will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all.

We have funded our operations since inception primarily through equity and debt financings. We anticipate that we will continue to need to raise additional funds through public offerings of equity or debt, equity, private placements, and strategic partnerships. Our business is capital-intensive, and we expect the costs and expenses associated with our planned operations will continue to increase in the near term. We do not expect to achieve positive cash flow from operations for several years, and may not achieve positive cash flow at all.

Our plan to commence the production of our vehicles and grow our business is dependent upon the timely availability of funds and further investment in design, engineering, component procurement, testing, and the build-out of manufacturing capabilities. In addition, the fact that we have a limited operating history means that we have limited historical data on the demand for our vehicles. As a result, our future capital requirements are uncertain, and actual capital requirements may be greater than what we currently anticipate.

If we raise additional funds through further issuances of equity or equity-linked securities, our stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing in the future could involve additional restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

We may not be able to obtain additional financing on terms favorable to us, if at all. Our ability to obtain such financing could be adversely affected by a number of factors, including general conditions in the global economy and in the global financial markets, including recent volatility and disruptions in the capital and credit markets, including as a result of inflation, government closures of banks and liquidity concerns at other financial institutions, interest rate changes, global conflicts or other geopolitical events, or investor acceptance of our business model. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us.

2

We anticipate that we will initially depend on revenue generated from a single vehicle model and in the foreseeable future will be significantly dependent on a limited number of models.

Similar to other passenger vehicle startups, we anticipate that revenue will initially be generated from a single vehicle model and in the foreseeable future will be significantly dependent on a single or limited number of models. We expect to rely on sales from our vehicles, among other sources of financing, for the capital that will be required to develop and commercialize subsequent models. There is no guarantee that the development of any vehicle model will be successful or that we will ever commence production. In the event of any such failure of development or production, or to the extent that production is delayed or reduced, or is not well-received by the market for any reason, our revenue and cash flow would be adversely affected, we may need to seek additional financing earlier than we expect, and such financing may not be available to us on commercially reasonable terms, or at all.

We are dependent on a few suppliers for vehicle components, some of which are single-source due to their unique attributes. The inability or unwillingness of these suppliers to deliver necessary components of our products according to our schedule and at prices, quality levels and volumes acceptable to us, or our inability to efficiently manage these components or to implement or maintain effective inventory management and other systems, processes and personnel to support ongoing and increased production, could have a material adverse effect on our results of operations and financial condition.

We rely and intend to rely on a few third-party suppliers for the provision and development of many of the key components and materials used in our vehicles. While we plan to obtain components from multiple sources whenever possible, many of the components used in our vehicles will be custom and purchased by us from a single source. Our limited, and in some cases single-source, supply chain exposes us to multiple potential sources of delivery failure or component shortages for our production. Our third-party suppliers may not be able to meet our required product specifications and performance characteristics, which would impact our ability to achieve our product specifications and performance characteristics as well. Additionally, our third-party suppliers may be unable to obtain required certifications or provide necessary warranties for their products that are necessary for use in our vehicles. Further we are still in the process of negotiating with many of our suppliers, and we have not formalized many of those relationships with binding agreements. Our ability to negotiate these contracts or termination of such relationships could have detrimental effects on our business and slow down our production schedule.

We have been affected by ongoing, industry-wide challenges in logistics and supply chains, such as increased supplier lead times and ongoing constraints of semiconductor supply. We expect that these industry-wide trends may continue to affect the ability of us and our suppliers to obtain parts, components and manufacturing equipment on a timely basis for the foreseeable future, and may result in increased costs. Changes in our supply chain or production needs in order to meet our quality targets and development timelines as well as due to design changes have resulted in cost increases from our suppliers.

Any significant increases in our production may in the future require us to procure additional components in a short amount of time and our suppliers may not ultimately be able to sustainably and timely meet our cost, quality and volume needs, requiring us to replace them with other sources. In many cases, our suppliers provide us with custom-designed parts that would require significant lead time to obtain from alternative suppliers, or may not be available from alternative suppliers at all. If we are unable to obtain suitable components and materials used in our vehicles from our suppliers or if our suppliers decide to create or supply a competing product, our business could be adversely affected. Further, if we are unsuccessful in our efforts to control and reduce supplier costs, our results of operations will suffer. Alternatively, if our production decreases significantly below our projections for any reason, we may not meet all of our purchase commitments with suppliers with whom we have non-cancelable long-term purchase commitments. If we are unable to fully utilize our purchase commitments, there could be a material adverse effect on our results of operations.

3

Furthermore, as the scale of our vehicle production increases, we will need to accurately forecast, purchase, warehouse and transport components to our manufacturing facilities and servicing locations and at much higher volumes. In addition, we have not yet begun mass production and servicing vehicles. Accordingly, our ability to scale production and initiate vehicle servicing and mitigate risks associated with these activities has not been thoroughly tested. If we experience logistics challenges, are unable to accurately match the timing and quantities of component purchases to our actual needs, successfully recruit and retain personnel with relevant experience, timely comply with applicable regulations, or successfully implement automation, inventory management and other systems or processes to accommodate the increased complexity in our supply chain and manufacturing operations, it could impair our ability to produce our vehicles on our anticipate timeframe (or at all), which would have a material adverse effect on our results of operations and financial condition.

Tariffs and related trade barriers could materially adversely affect our business, results of operations and financial condition.

Our business is exposed to risks arising from the imposition, expansion, or modification of tariffs and other trade barriers affecting the import or export of key components and materials used in our vehicles. Many of these components and materials are sourced from, or contain content originating in, countries that are currently, or may in the future be, subject to tariffs or other trade restrictions. The global trade environment is highly unpredictable, with tariffs often announced or changed with little advance notice and subject to further modification, suspension, or escalation due to evolving geopolitical factors.

Tariffs can significantly increase our costs, disrupt our supply chain, and create uncertainty in our ability to forecast material requirements or negotiate supply agreements on favorable terms. If tariffs materially increase the cost or limit the availability of components and materials, we may be required to seek alternative suppliers, redesign certain aspects of our vehicles, or absorb higher costs. These actions could be capital-intensive, time-consuming, and operationally disruptive, potentially delaying product launches, disrupting ongoing production, or impairing our ability to meet contractual obligations. Any of these outcomes could materially and adversely affect our business, results of operations, and financial condition. We cannot predict future changes in tariff policies or their impact, and our ability to mitigate these risks may be limited.

We have not yet commenced production of our vehicles and have limited experience in high volume manufacture of our vehicles.

To date, we have not yet commenced production of the Aptera, our initial vehicle model. Given the limited experience, we cannot provide assurance in our capability to develop and implement efficient, automated, low-cost logistics and production capabilities and processes and reliable sources of component supply that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully mass market our vehicles. Even if we are successful in developing our high volume production capability and processes and reliably source our component supply, no assurance can be given as to whether we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with suppliers and vendors, or force majeure events, or in time to meet our commercialization schedules, or to store and deliver parts in sufficient quantities to the manufacturing lines in a manner that enables us to maintain our production ramp curve and rates, or to satisfy the requirements of customers and potential customers. Any failure to develop and implement such logistics, production, quality control, and inventory management processes and capabilities within our projected costs and timelines could have a material adverse effect on our business, results of operations, prospects and financial condition. We have experienced delays in our timeline for getting to production in the past due to financial constraints, supply chain issues and disruptions, technological challenges and certain regulatory certifications. Such bottlenecks and other unexpected challenges have and may continue to arise as we ramp production of Aptera, and it will be important that we address them promptly while continuing to control our logistics and manufacturing costs. If we are not successful in doing so, or if we experience issues with our logistics and manufacturing process improvements, we could face further delays in establishing and/or sustaining our production ramps or be unable to meet our related cost and profitability targets.

4

If our vehicles fail to perform as expected, our ability to develop, market and sell or lease our products could be harmed.

Our vehicles or the components installed therein may contain defects in design and manufacture that may cause them not to perform as expected or that may require repairs, recalls, and design changes, any of which would require significant financial and other resources to successfully navigate and resolve. Our vehicles will use a substantial amount of software code to operate, and software products are inherently complex and may contain defects and errors when first introduced. If our vehicles contain defects in design and manufacture that cause them not to perform as expected or that require repair, or certain features of our vehicles such as bi-directional charging or ADAS features take longer than expected to become available, are legally restricted or become subject to additional regulation, our ability to develop, market and sell our products and services could be harmed. Although we will attempt to remedy any issues we observe in our products as effectively and rapidly as possible, such efforts could significantly distract management’s attention from other important business objectives, may not be timely, may hamper production or may not be to the satisfaction of our customers. Further, our limited operating history and limited field data reduce our ability to evaluate and predict the long-term quality, reliability, durability and performance characteristics of our battery packs, powertrains and vehicles. There can be no assurance that we will be able to detect and fix all defects in our products prior to their sale or lease to customers.

Any defects, delays or legal restrictions on vehicle features, or other failure of our vehicles to perform as expected, could harm our reputation and result in delivery delays, product recalls, product liability claims, breach of warranty claims and significant warranty and other expenses, and could have a material adverse impact on our business, results of operations, prospects and financial condition. Any such defects or noncompliance with legal requirements could also result in safety recalls. As a new entrant to the industry attempting to build customer relationships and earn trust, these effects could be significantly detrimental to us. Additionally, problems and defects experienced by other electric consumer vehicles could by association have a negative impact on perception and customer demand for our vehicles.

In addition, even if our vehicles function as designed, we expect that the battery efficiency, and hence the range, of our electric vehicles, like other electric vehicles that use current battery technology, will decline over time. Other factors, such as usage, time and stress patterns, may also impact the battery’s ability to hold a charge, or could require us to limit vehicles’ battery charging capacity, including via over-the-air or other software updates, for safety reasons or to protect battery capacity, which could further decrease our vehicles’ range between charges. Such decreases in or limitations of battery capacity and therefore range, whether imposed by deterioration, software limitations or otherwise, could also lead to consumer complaints or warranty claims, including claims that prior knowledge of such decreases or limitations would have affected consumers’ purchasing decisions. Further, there can be no assurance that we will be able to improve the performance of our battery packs, or increase our vehicles’ range, in the future. Any such battery deterioration or capacity limitations and related decreases in range may negatively influence potential customers’ willingness to purchase our vehicles and negatively impact our brand and reputation, which could adversely affect our business, prospects, results of operations and financial condition.

Vehicle reservations may not result in actual sales, and because all reservations are fully refundable, our forecasted revenues and cash flows could be adversely affected.

We accept refundable vehicle reservations from prospective customers as an expression of interest in purchasing a vehicle. These reservations do not constitute binding purchase orders or other commitments to buy, and each reservation is fully refundable. As a result, the aggregate number of reservations should not be interpreted as an indicator of demand that will ultimately translate into completed vehicle sales. If a significant number of reservation holders elect not to purchase a vehicle, our forecasted revenues and cash flows could be material lower than we currently anticipate.

The Company operates in a capital-intensive industry.

The design, manufacture, sale and servicing of vehicles is a capital-intensive business. We will need to raise additional capital. We will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development and design efforts, establish sales centers, improve infrastructure, and make the investments in tooling and manufacturing equipment required to launch our vehicle. We cannot assure you that we will be able to raise additional funds when needed, in which case we will cease operating and you may lose your entire investment. Additional financings could also dilute your ownership stake, see “Risk Factors – Risks Related to our Business - The Company plans to raise significantly more capital and future fundraising rounds, which may include offering equity at a significant discount to the price offered in this offering, which could result in dilution to investors in this offering.”

5

We may incur indebtedness in the future which could reduce our financial flexibility and adversely impact our operations and our costs.

We may incur debt in the future, which could materially and adversely impact our business, results of operations, and financial condition. A high level of indebtedness could require us to dedicate a substantial portion of our cash flow to service principal and interest payments, thereby reducing the funds available for working capital, capital expenditures, and other general corporate purposes. This could limit our financial flexibility and our ability to respond to changing business and economic conditions.

Our indebtedness may also subject us to restrictive covenants that limit our ability to incur additional debt, grant liens, pay dividends, make investments, or dispose of assets. These restrictions could impair our ability to pursue business opportunities, respond to market conditions, or execute our strategic objectives.

If we are unable to generate sufficient cash flow to meet our debt service obligations, we may be forced to seek additional financing, refinance existing debt, or sell assets, any of which may not be available on favorable terms, if at all. In the event of a default under any loan agreement, the lender could declare all outstanding principal, accrued interest and fees immediately due and payable and could foreclose on any collateral pledged to secure the indebtedness. An acceleration of indebtedness could force us to seek bankruptcy protection, consummate a restructuring on terms that are dilutive or otherwise unfavorable to stockholders, liquidate our assets at distressed prices or undertake other actions that could have material adverse effect on our business, results of operations and financial condition.

Aptera operates in a highly competitive market.

The Company competes with many other passenger vehicle manufacturers that have substantially greater resources than the Company. Such competition may result in the Company being unable to compete effectively, recruit or retain qualified employees or obtain the capital necessary to fund the Company’s operations and develop its vehicles. The Company’s inability to compete with other passenger vehicle manufacturers for a share of the energy efficient vehicle market or the traditional passenger-vehicle market would have a material adverse effect on the Company’s results of operations and business.

We face significant technological and legal barriers to entry.

We face significant barriers as we attempt to produce our vehicle. Our vehicle specifications — including estimated range, acceleration, charging time, solar charging capacity, and other performance metrics — are based on a combination of simulated computer and other models and prototype testing. As we progress through testing and validation of our vehicle design, we may identify design changes necessary for safety, manufacturability, cost, or other reasons that could negatively impact these expected performance metrics.

Until validation and testing are complete, there is significant uncertainty as to whether our vehicles will meet the performance specifications we have disclosed. Any failure to achieve these metrics in our final production models could harm our reputation, affect customer satisfaction and demand, and have a material adverse effect on our business and prospects.

The Company is in the process of validating its vehicle design, and purchasing the tools and equipment needed to convert into the production stage. Our start date for production is uncertain and highly dependent on our ability to raise capital; however, we expect there will often be significant changes required from the prototypes to a vehicle that can be mass produced. Further, we operate in a capital intensive business and will need adequate funding to accomplish our goals. For instance, we have experienced production delays in the past due to: financial constraints, specifically we have not raised capital in the large blocks of capital required to fully fund our tooling, validation program and manufacturing facility; supply chain issues and disruptions, particularly during the time of the COVID pandemic and immediately thereafter; technological challenges which, in prototype testing, have caused us to redesign or find alternate suppliers for certain components of our vehicle; and certain regulatory requirements that we must meet for our vehicle to obtain safety certifications. For these reasons, though we originally anticipated production would begin in 2021, and we have had to reset our expectations several times, and there can be no assurance that we will ever advance into production. The automobile industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements and establishing a brand name and image and the need to establish sales and service locations. We must successfully overcome these and other manufacturing and legal barriers to be successful.

6

Our success is dependent upon consumers’ willingness to adopt energy-efficient, solar-powered vehicles.

If we cannot develop sufficient market demand for energy-efficient, solar powered vehicles, we will not be successful. Factors that may influence the acceptance of three-wheeled vehicles include:

●	perceptions about battery life, range and other performance factors;

●	the availability of alternative fuel vehicles, including plug-in hybrid electric and all-electric vehicles;

●	improvements in the fuel economy of the internal combustion engine;

●	the environmental consciousness of consumers;

●	volatility in the cost of oil and gasoline; and

●	government regulations and economic incentives promoting fuel efficiency and alternate forms of transportation.

Developments and improvements in alternative technologies such as hybrid engine or full electric vehicles, or in the internal combustion engine, or continued low retail gasoline prices may materially and adversely affect the demand for our energy-efficient, solar-powered vehicles.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways that we do not currently anticipate. If alternative energy engines or low gasoline prices make existing vehicles less expensive to operate, we may not be able to compete with manufacturers of such vehicles.

Our vehicles face several regulatory hurdles.

Our vehicles will need to comply with many governmental standards and regulations relating to vehicle safety, fuel economy, emissions control, noise control, and vehicle recycling, among others. In addition, manufacturing facilities are subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances. Compliance with all of these requirements, though most are self-certified, may delay our production launch, thereby adversely affecting our business and financial condition.

Passenger vehicles, like those produced by the Company, are highly regulated and are subject to regulatory changes.

The Company is aware that the National Highway Transportation Safety Administration is reviewing whether to adopt new safety regulations pertaining to three-wheeled passenger vehicles. Currently, US motorcycle regulations apply to such vehicles. New regulations could impact the design of our vehicles and our ability to produce those vehicles, possibly negatively affecting our financial results. Additionally, state level regulations are inconsistent with regard to whether a helmet is required to operate one of our vehicles. While the vast majority of states today would not require a helmet or motorcycle license to operate our vehicle, states could adopt regulations in the future to require helmets to operate our vehicle, which could negatively impact our sales prospects.

7

Demand in the passenger vehicle industry is highly volatile.

Volatility of demand in the passenger vehicle industry may materially and adversely affect our business prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new start-up manufacturer, we will have fewer financial resources than more established vehicle manufacturers to withstand changes in the market and disruptions in demand.

We may be affected by uncertainty over government purchase incentives.

Various state and federal programs offer purchase incentives for electric vehicles, such as tax credits or rebates, that could influence customer adoption of our products. Although we do not currently benefit from such incentives, changes to existing programs or the failure to implement new ones could affect market demand at the point at which our vehicles are available for sale. Our inability to capitalize on purchase incentives may slow adoption and negatively impact our potential for revenue growth.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

After we begin selling products, we may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The passenger vehicle industry experiences significant product liability claims and we face an inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of other future vehicle candidates, which could have material adverse effect on our brand, business, prospects and operating results. Any lawsuit seeking significant monetary damages either in excess of our liability coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business.

We have been granted ten patents, seven design patents and three utility patents. We have 94 pending patent applications worldwide with 52 patent applications pending in the United States, and our patenting process is ongoing. These patents cover our electrical CAN/LIN Bus system, aerodynamic shape, solar integration, suspension, battery, HVAC, body, thermal management and manufacturing techniques. To date, we have relied on copyright, trademark and trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect intellectual property rights to our vehicle cooling method, process technologies and vehicle designs. We typically enter into confidentiality or license agreements with employees, consultants, consumers and vendors to control access to and distribution of technology, software, documentation and other information. Policing unauthorized use of this technology is difficult, and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

There is currently pending litigation against the Company.

We are subject to a patent infringement suit filed in July 2024 discussed elsewhere in this Offering Circular. The Company intends to vigorously defend these claims. While the Company believes these claims to be without merit, the Company’s obligation to litigate or otherwise fight these matters may take time, effort, and resources away from the Company that might otherwise be used in pursuit of furthering its business plan. Such a diversion of our limited resources could result in further delays to commencing production and our production goals. Further, if the Company were to lose on the merits, in addition to the financial and resource costs of litigation, the Company may be subjected to monetary damages, which could have a material adverse effect on the Company’s results of operations and business.

8

The Company is aware that it is the subject of an investigation from the Securities and Exchange Commission.

In January 2025, the Company received a subpoena for documents from the staff of the Securities and Exchange Commission related to the Company’s securities offerings and production, design, and manufacture of its vehicle relevant to an ongoing investigation (the “SEC Investigation”). The Company is cooperating with the investigation and intends to produce documents in response. The Securities and Exchange Commission informed the Company that its investigation does not mean that it has concluded that anyone has violated the law and that receipt of the subpoena does not mean that the Securities and Exchange Commission has a negative opinion of any person, entity, or security. The Company, however, can offer no assurances as to the outcome of this investigation or its potential effect, if any, on the Company.

Responding to the subpoena, and any subsequent inquiries or legal proceedings, will require the dedication of management’s time and attention and may result in the incurrence of significant expenses, including legal, accounting, and other professional services fees. The Company cannot predict the outcome of the investigation. While the Company is cooperating fully, the possibility exists that the investigation could lead to legal proceedings. Such proceedings, if they occur, could have a material adverse effect on the Company’s business, financial condition, results of operations, and cash flows.

Our failure to obtain or maintain the right to use certain intellectual property may negatively affect our business.

Our future success and competitive position depends in part upon our ability to obtain or maintain certain proprietary intellectual property used in our principal products. This may be achieved, in part, by prosecuting claims against others who we believe are infringing our rights and by defending claims of intellectual property infringement brought by others. While we are not currently engaged in any material intellectual property litigation, in the future we may commence lawsuits against others if we believe they have infringed our rights, or we may become subject to lawsuits alleging that we have infringed the intellectual property rights of others. For example, to the extent that we have previously incorporated third-party technology and/or know-how into certain products for which we do not have sufficient license rights, we could incur substantial litigation costs, be forced to pay substantial damages or royalties, or even be forced to cease sales in the event any owner of such technology or know-how were to challenge our subsequent sale of such products (and any progeny thereof). In addition, to the extent that we discover or have discovered third-party patents that may be applicable to products or processes in development, we may need to take steps to avoid claims of possible infringement, including obtaining non-infringement or invalidity opinions and, when necessary, re-designing or re-engineering products. However, we cannot assure you that these precautions will allow us to successfully avoid infringement claims. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the development of sales of the challenged product or intellectual property and divert the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. In the event of an adverse outcome in any such litigation, we may, among other things, be required to:

●	pay substantial damages;

●	cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;

●	expend significant resources to develop or acquire non-infringing intellectual property;

●	discontinue processes incorporating infringing technology; or

●	obtain licenses to the infringing intellectual property.

We cannot assure you that we would be successful in any such development or acquisition or that any such licenses would be available upon reasonable terms, if at all. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on our business, results of operations and financial condition.

9

The Company’s insurance may not be sufficient.

There can be no assurance that the Company’s insurance is sufficient to cover the full extent of all of its losses or liabilities for which the Company is insured. Further, insurance policies expire annually, and the Company cannot guarantee that it will be able to renew insurance policies on favorable terms, or at all. In addition, if the Company sustains significant losses or makes significant insurance claims, or if other entities in its industry or the geographic regions in which it operates sustain significant losses or make substantial claims that impact the insurance market, the Company’s ability to obtain future insurance coverage at commercially reasonable rates could be materially adversely affected. If the Company’s insurance coverage is not adequate, or it becomes subject to damages that cannot by law be insured against, such as punitive damages or certain intentional misconduct by their employees, this could adversely affect the Company’s financial condition or results of operations.

The Company anticipates it will be required to become a reporting company with the SEC in 2025.

The Company anticipates it will be required to register its securities with the SEC under the Exchange Act and become a reporting public company in 2025. It is in the process of preparing the necessary registration forms, and obtaining financial statements audited in accordance with the Public Company Accounting Oversight Board. Becoming a reporting company will subject the Company to additional initial and on-going compliance and reporting costs and administrative burdens. Additionally, the information that will be provided pursuant to registration under the Exchange Act and its ongoing disclosure requirements is more extensive than that required under Regulation A and Regulation Crowdfunding, and investors might make a different investment decision on the basis of that information than they would based on the information in this Offering Circular.

Our financial controls may be inadequate for a reporting public company.

The financials controls the Company currently has in place were designed for a company that makes reports pursuant to Regulation A. The financials disclosure requirements of the Exchange Act place a higher burden on the Company than the requirements of Regulation A. Our current financial controls may prove inadequate for a reporting public company. If we fail to adapt our financial and internal controls, or if we encounter other unexpected difficulties, our business, financial condition and operating results will suffer

Aptera depends on a small management team and may need to hire more people to be successful.

The success of the Company will greatly depend on the skills, connections and experiences of its only two executives, Chris Anthony and Steve Fambro. Should any of them discontinue working for the Company, there is no assurance that the Company will continue. Further, as the Company grows the Company will need to build out its management team and hire individuals to perform certain functions. For instance, the Company has not appointed a chief financial officer and currently relies on a consultant to assist Mr. Anthony with those duties. There is no assurance that the Company will be able to identify, hire and retain the right people for the various key positions.

The Company relies on outside parties to provide technological and manufacturing expertise.

The Company has relied upon consultants, engineers and others and intends to rely on these parties for technological and manufacturing expertise. Substantial expenditures are required to develop and produce energy efficient, solar-powered automobiles. If such parties’ work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the Company.

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A global economic recession, government closures of banks and liquidity concerns at other financial institutions, or other downturn may have a material adverse impact on our business, prospects, results of operations and financial condition.

A global economic recession or other downturn, whether due to inflation, global conflicts or other geopolitical events including public health crises, interest rate increases or other policy actions by major central banks, government closures of banks and liquidity concerns at other financial institutions, or other factors, may have an adverse impact on our business, prospects, financial condition and results of operations. Adverse economic conditions as well as uncertainty about the current and future global economic conditions may cause our customers to defer purchases or cancel their reservations and orders in response to higher interest rates, availability of consumer credit, decreased cash availability, fluctuations in foreign currency exchange rates, and weakened consumer confidence. Reduced demand for our products may result in difficulty in selling our securities, which has been our primary source of funding to date, which in turn would have a material adverse impact on our business, prospects, financial condition and results of operations. An economic downturn is likely to have a heightened adverse effect on us compared to many of our electric vehicle, motorcycle and traditional automotive industry competitors, to the extent that consumer demand is reduced in favor of lower-priced alternatives. In addition, any economic recession or other downturn could also cause logistical challenges and other operational risks if any of our suppliers, sub-suppliers or partners become insolvent or are otherwise unable to continue their operations, fulfill their obligations to us, or meet our future demand.

In addition, the deterioration of conditions in global credit markets may limit our ability to obtain external financing to fund our operations and capital expenditures on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure, and we might not have sufficient resources to conduct or support our business as projected, which would have a material adverse effect on our business, prospects, results of operations, and financial condition.

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“The Company’s Business – Product” section of the Offering Circular is replaced in entirety with the following:

Product

We have designed our Launch Edition Aptera to have the following technical specifications:

●	400-mile range

●	Approximately 700 watts of solar cells

●	Level 3 charging

●	Seats for two passengers

●	32.5 cubic feet of rear storage

We previously announced that we anticipated completing our vehicle validation and testing by the end of 2024, with low-volume production commencing in 2025. However, we did not achieve this timeline due to delays in securing necessary funding.

We remain committed to completing the validation and testing process and commencing low-volume production as soon as possible. Our current focus is on securing the necessary financing and addressing any technical challenges encountered during the validation and testing process. This process is funding dependent, and we will therefore provide further updates on our progress as we achieve significant validation milestones. See “Risk Factors – Risks Related to Our Business – We will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all.” See also “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations – Liquidity and Capital Resources” for more information on our estimated funding requirements to complete the validation and testing process and commence low-volume production.

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“The Company’s Business – Environmental Impact” section of the Offering Circular is replaced in entirety with the following:

Environmental Impact

The Company would like to provide prospective investors more information on the environmental regulation to which the Company is subject.

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We operate in an industry that is subject to extensive environmental regulation, which has become more stringent over time. The laws and regulations to which we are or may become subject govern, among other things, water use; air emissions; use of recycled materials; energy sources; the storage, handling, treatment, transportation, and disposal of hazardous materials; the protection of the environment, natural resources, and endangered species; and the remediation of environmental contamination. Compliance with such laws and regulations at an international, regional, national, state, provincial and local level is and will be an important aspect of our ability to continue our operations.

Environmental standards applicable to us are established by United States laws and regulations and those of other jurisdictions in which we operate, standards adopted by regulatory agencies and the permits and licenses we are required to obtain. Each of these sources is subject to periodic modifications and what we anticipate will be increasingly stringent requirements. Violations of these laws, regulations or permits and licenses may result in substantial civil and criminal fines, penalties and orders to cease the violating operations or to conduct or pay for corrective works. In some instances, violations may also result in the suspension or revocation of permits and licenses.

Many countries and U.S. states have announced a requirement for the sale of zero-emission vehicles only within proscribed timeframes, some as early as 2030, and we as an EV manufacturer are already able to comply with these requirements across our entire product portfolio as we expand.

When produced at scale, we believe our vehicle will have positive environmental impacts. With the efficiency that we have designed into our vehicle, if one out of every 20 internal combustion engine (“ICE”) vehicles on the road today were replaced with an Aptera vehicle, Americans would save 18 million gallons of gasoline every day or six billion gallons per year (assuming 20mpg ICE vehicle).

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“The Company’s Business – Regulatory Environment” and “The Company’s Business – Legal Environment” sections of the Offering Circular are replaced in entirety with the following:

Legal and Regulatory Environment

Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States.

In July 2024, Zaptera USA, Inc. (“Zaptera”) filed a complaint against Aptera Motors Corp., which was amended on February 23, 2025. The amended complaint alleges patent infringement, theft of trade secrets, tortious interference, and fraudulent inducement. Zaptera has also named Aptera (Assignment for the Benefit of Creditors), LLC as a nominal defendant, an entity entirely separate from and unaffiliated with Aptera Motors Corp.

Following the Company’s motion to dismiss, a Court order on May 29, 2025 dismissed several claims with prejudice, including those for fraudulent inducement and tortious interference. A claim for design patent infringement remains pending against the Company. A claim for trade secret misappropriation, a claim for declaratory judgment of patent ownership, and all claims against the individuals were dismissed with leave for Zaptera to file an amended complaint by June 26, 2025.

Zaptera seeks various remedies, including damages and injunctive relief, on any remaining or successfully amended claims. Aptera Motors Corp. intends to vigorously defend this litigation and believes the claims are without merit. However, litigation is inherently uncertain, and an unfavorable outcome could materially harm our business.

In January 2025, we received a subpoena for documents from the staff of the SEC related to our securities offerings and the production, design, and manufacture of our vehicles. This subpoena is part of the ongoing SEC Investigation. We are cooperating fully with the investigation and are producing documents in response to the subpoena.

The SEC has informed us that the investigation does not mean that it has concluded that anyone has violated the law and that the receipt of the subpoena does not mean that the SEC has a negative opinion of any person, entity, or security. However, we cannot provide any assurances as to the outcome of this investigation or its potential effect, if any, on our Company.

We are not aware of any other pending or threatened legal actions that we believe would have a material impact on our business.

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Vehicle Safety Standards and Certification Status

The Aptera vehicle is designed to comply with applicable Federal Motor Vehicle Safety Standards (FMVSS) for motorcycles, under which it is federally regulated by the National Highway Traffic Safety Administration (NHTSA). Compliance with these standards is achieved through a manufacturer self-certification process. We will self-certify the vehicle by affixing the required certification label prior to the start of production. We are currently registered as a motorcycle manufacturer with NHTSA and possess the authority to issue Vehicle Identification Numbers (VINs).

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“The Company’s Business – Intellectual Property”, “The Company’s Business – Registered Patents”, and “The Company’s Business – Pending Patents” sections of the Offering Circular are replaced in entirety with the following:

Intellectual Property

We have been granted ten patents, seven design patents and three utility patents. As of March 31, 2025, we had 94 pending patent applications worldwide, of which 52 patent applications were pending in the United States. Our patenting process is ongoing. These patents cover our electrical CAN/LIN Bus system, aerodynamic shape, solar integration, suspension, battery, HVAC, body, thermal management and manufacturing techniques. The three utility patents granted to us are expected to expire between 2027 and 2029 (or generally have a term of 20 years from their respective earliest non-provisional filing dates, subject to payment of maintenance fees). The seven design patents granted to us are expected to expire between 2036 and 2040 (or generally have a term of 15 years from their respective grant dates, subject to payment of any required fees). To date, we have relied on copyright, trademark and trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect intellectual property rights to our vehicle cooling method, process technologies and vehicle designs. We typically enter into confidentiality or license agreements with employees, consultants, customers and vendors to control access to and distribution of technology, software, documentation and other information. Policing unauthorized use of this technology is difficult, and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

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“The Company’s Property” section of the Offering Circular is replaced in entirety with the following:

THE COMPANY’S PROPERTY

Our principal executive offices and primary operational facility are located at 5818 El Camino Real, Carlsbad, California 92008. This facility consists of approximately 77,000 square feet of leased space. The current lease agreement for this facility expires on April 1, 2027.

This Carlsbad facility currently houses our corporate headquarters, research and development activities, engineering operations, and vehicle prototyping and validation activities. We believe this facility is currently adequate for these ongoing purposes.

A significant portion of this facility is also designated for our planned initial low-volume manufacturing and assembly of the Aptera vehicle. We are in the process of preparing this area with the intention of accommodating initial production runs. We believe this space, once fully equipped and operational, will be suitable for commencing low-volume production and meeting our initial market demand.

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As we scale our production to meet broader market demand and our longer-term production targets, we anticipate that we will require additional manufacturing capacity, which may involve expanding our current facility if feasible, or securing or constructing additional manufacturing facilities in the future. Our ability to secure or develop such additional facilities will depend on various factors, including our success in raising future capital.

We do not own any real property.

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The section “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations – General” is replaced in entirety with the following:

Aptera Motors Corp. is a development stage company focused on the development and commercialization of solar electric vehicles. As of the date of this offering circular, the Company has not commenced production or generated any revenue from the sale of its products. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which is dependent upon the Company obtaining additional financing and ultimately achieving profitable operations. This management’s discussion and analysis discusses the Company’s progress to date, its challenges, and its plans for the future, but should be read in conjunction with the consolidated financial statements and accompanying notes.

Aptera was formed as a Delaware corporation on March 4, 2019, for the purpose of engaging in the production of energy-efficient, solar powered vehicles. We first began accepting $100 reservations for our vehicle in December 2020 and as of December 31, 2024, we had more than 48,000 reservation holders. We have not delivered any products to customers and have not recognized any revenue from the sale of vehicles.

In 2024 and 2023, we engaged with many new partners to supply validated production parts and as a result, we are in the process of building validation vehicles with production parts. In addition to our engagement with these partners, we will also engage with validation and durability testing partners to assure the reliability of our production intent design. Our marketing team is expected to continue engage with the public to educate them on our brand proposition and to garner as many vehicle orders as possible. These orders help us determine our production mix and the speed at which we need to ramp our production numbers. As a result of the above, the Company expects to continue to experience increased spending on production equipment and tooling.

The Company accepts vehicle reservations for a $100 fee. These reservation fees are fully refundable. As of December 31, 2024, we had approximately 48,000 reservation holders.

Our production timeline has evolved as our Company has progressed, and it remains dependent on our ability to secure sufficient capital. We had previously anticipated commencing low-volume production of our vehicles in 2025 and achieving a high-volume production rate of 20,000 vehicles per year by the end of 2026. However, we have experienced delays and this timeline is no longer indicative of our current expectations, primarily due to our ongoing need to secure substantial funding. As we have disclosed in the “Risk Factors” section of this offering circular, we have not yet raised the sufficient capital necessary to fully fund our tooling, validation program, and manufacturing facility. Unlike our previous fundraising efforts, which were composed of many smaller investments over time, the capital required for the remaining vehicle tooling and supplier commitments must be secured in substantial tranches to allow us to place large-scale purchase orders and commit to production schedules.

Our production plan for our Carlsbad facility is phased and each phase is contingent upon a specific level of funding. The initial “low-volume” production phase is estimated to require approximately $65 million in capital to fund remaining necessary tooling and validation programs. Following the initiation of low-volume production, a second phase to ramp to high-volume production would require an estimated additional $140-$160 million. This high-volume rate, which we project to be approximately 20,000 vehicles per year at our current facility’s maximum capacity, was a figure determined in consultation with Munro & Associates, a firm specializing in lean manufacturing principles for the automotive industry.

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Given that our ability to begin any phase of production is dependent on securing the required capital, we cannot currently provide a revised forecast for when these milestones will be met. Until the necessary funding for a given production phase is secured, we will be unable to predict if and when that phase of production will commence.

We remain committed to commencing production as soon as possible. However, the exact timing remains uncertain and is dependent on several key factors, including:

●	Securing necessary funding: We require substantial upfront capital to initiate production, including funding for the remaining vehicle tooling, validation programs, and manufacturing facilities. Specifically, securing the capital estimated for both initial low-volume and subsequent high-volume production phases is critical. Until this funding is secured, the Company will be unable to predict if and when production will commence.

●	Availability of resources: Production is contingent on the availability of materials, components, manufacturing facilities, and an uninterrupted supply chain.

●	Addressing technical challenges: We may encounter further technical challenges that require redesign or alternative sourcing of components.

●	Meeting regulatory requirements: We must meet all necessary safety and regulatory requirements to certify our vehicles.

Our approach to achieving future production is based on completing vehicle validation and testing, developing our manufacturing processes, and establishing a robust supply chain. Our current operational capabilities are focused on assembling and rigorously testing production-intent vehicles, preparing our manufacturing facility, and readying necessary components for initial production runs.

Historically, we have experienced challenges in raising capital in the amounts needed to fully fund our operations, and we have faced production delays due to financial constraints, supply chain disruptions, technological challenges, and regulatory requirements. While we currently do not anticipate any major supply chain disruptions, changes in global trade policies, including the imposition of new tariffs or changes to existing tariffs, could impact the cost and availability of components and materials, potentially affecting our production timelines and profitability. We have experienced price fluctuations for vehicle components and labor in the past, which have led to increased costs and negatively affected our results of operations.

We are actively working to address these challenges and secure the necessary resources to commence production. We will provide further updates on our progress as we achieve significant milestones. However, we cannot assure you that we will be successful in securing funding, overcoming technical challenges, or meeting regulatory requirements on a timely basis, or at all. These factors could significantly impact our ability to commence production and achieve our business objectives.

Page 28:

The information in “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations – Liquidity and Capital Resources” is supplemented with the following:

Our current operational cash burn rate, covering essential personnel, ongoing regulatory compliance (including costs associated with this public offering process and the ongoing SEC Investigation as further described under the “Business – Litigation and Regulation” section of this offering circular), and fixed costs, is approximately $1.2 to $1.5 million per month. This baseline burn rate is currently elevated by significant expenses associated with the process of becoming a publicly traded company and by substantial legal and other professional fees related to the SEC Investigation, which are difficult to predict with certainty but are expected to continue to be material in the near term. Our existing cash and cash equivalents, even when supplemented by anticipated near-term grant receipts, are therefore only sufficient to cover several months of these baseline operations, and would not be sufficient to advance our business plan. To complete vehicle validation and prepare for initial production—including increased spending on engineering, validation, testing, and the hiring of additional sales, marketing, and administrative personnel—we estimate that we will require approximately $30 million in additional funding. Following that, we estimate an additional $30-40 million will be required for the remaining production tooling in order to commence low-volume manufacturing. In total, we require approximately $60-70 million to advance through these next two critical pre-production phases. We estimate that the associated work would take approximately 12 to 18 months to complete from the time such capital is fully secured. This capital must be secured in substantial tranches, rather than incrementally, as it is necessary to fund significant, non-cancelable commitments to suppliers for remaining vehicle tooling and equipment.

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Our awarded $21.9 million grant from the CEC is an important component of our liquidity plan. The grant provides funding on a reimbursement basis for eligible expenditures, such as capital investments in tooling, equipment and for vehicle validation activities. We anticipate receiving further portions of this grant, specifically an estimated $6 million in calendar year 2025 and $14 million in the subsequent calendar year. These anticipated disbursements are linked to our operational spending plan, as the eligible expenditures must be incurred before we can meet our updated production and sales milestones. These milestones, which were recently extended with CEC approval, now require us to manufacture and sell 50 vehicles by February 2026 and 500 vehicles by October 2026. Our ability to meet these milestones is subject to our ability to fund the required upfront investments, and there is no guarantee we will be able to do so.

Long-Term Cash Requirements

Beyond our immediate capital needs to commence low-volume production, our long-term business plan requires us to raise substantial additional capital for future growth and operational expansion. Our material cash requirements beyond the next 12 months are expected to include, but are not limited to, the following:

●	Scaling to High-Volume Production: As previously stated, we estimate needing $140-$160 million to fully equip our current Carlsbad facility and scale our manufacturing process to achieve our high-volume production target of 20,000 vehicles per year. This includes significant investment in additional automation, assembly line equipment, and quality control systems and is in addition to the $60-70 million necessary to fund the remaining tooling and validation programs mentioned above.

●	Future Manufacturing Capacity: To meet our longer-term production targets that exceed the capacity of our current facility, we will require additional manufacturing capacity. This may involve securing or constructing new, larger facilities, which would represent a material future capital expenditure, the cost and timing of which has not yet been determined.

●	Expansion of Sales and Service Infrastructure: Our direct-to-consumer model will require significant investment to scale nationally. We will need to fund the establishment of regional pre-delivery and service centers, as well as expand our fleet of mobile service vehicles to support our customers and/or form relationships with third party vendors to provide this level of service.

●	Research and Development: To maintain our competitive advantage, we intend to continue investing in research and development. This includes developing future vehicle models, enhancing our proprietary solar and battery technology, and exploring other applications for our technology.

●	Working Capital: As we begin and scale production, our need for working capital will increase significantly. We will require cash to fund raw materials, work-in-process, and finished goods inventory, which will increase substantially as our production volume grows.

●	Public Company Costs: We will continue to incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company.

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Our ability to fund these long-term requirements is dependent upon our ability to raise substantial additional capital through future equity or debt financings, and there can be no assurance that we will be able to do so on favorable terms, or at all.

We have a history of net losses and negative cash flows from operations. These factors, our current limited cash runway at our elevated baseline burn rate, together with our significant upcoming material cash requirements for planned expanded operations and substantial capital expenditures necessary to initiate and scale vehicle production, raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern over the next 12 months and beyond is dependent upon our ability to raise additional capital in a timely manner.

We expect to finance our operations by conducting public offerings of equity or debt, private placements of equity or debt, entering into equity lines of credit or similar facilities, entering into agreements for equipment financing, CEC grant, and pursuing strategic partnerships.

Historically, we have funded our operations primarily through the issuance of common stock and the CEC grant.

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The section “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations – Liquidity and Capital Resources - California Energy Commission Grant” is replaced in entirety with the following:

California Energy Commission Grant

In February of 2023, we were approved for a $21.9 million grant from the CEC to add critical capacity to accelerate scaled manufacturing. The grant provides for the reimbursement of certain capital and operational expenditures subject to meeting specific milestones. A full discussion of the grant’s terms, funding schedule, and related milestones is included above in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

As of March 31, 2025, we were current on all milestones agreed with the CEC and submitted reimbursement requests totaling $2.7 million, $2.0 million of which were approved and paid to us. In May 2025 we were approved for a time extension on the project including an extension on milestone dates for the start of production on the low-volume and high-volume production lines. Our new milestones are to manufacture and sell 50 vehicles by February 2026 and 500 vehicles by October 2026. These milestones depend heavily on our ability to obtain sufficient and timely funding. We hold quarterly progress meetings with the CEC to discuss our progress on each of the requirements under the grant and although we are working diligently to meet the requirements of the grant, there is no guarantee we will be able to do so. The project and grant reimbursement period was also extended and is now due to conclude in the first quarter of 2027.

Previously, we anticipated completing our vehicle validation and testing by the end of 2024, with low-volume production commencing in 2025. However, we did not achieve this timeline due to delays in securing necessary funding.

We remain committed to completing the validation and testing process and commencing low-volume production as soon as possible. Our current focus is on securing the necessary financing and addressing any technical challenges encountered during the validation process. This process is funding dependent, and we will therefore provide further updates on our progress as we achieve significant validation milestones.

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The section “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations – Trend Information” is replaced in entirety with the following:

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Trend Information

We operate in an industry that is sensitive to political and regulatory uncertainty, including with respect to trade and the environment, all of which can be compounded by inflationary pressures, rising energy prices and increases in interest rates. For example, in the earlier part of 2022, the automotive industry in general experienced part shortages and supplier disruptions. As the year progressed, inflationary pressures increased across the markets in which we operate. In an effort to curb this trend, central banks in developed countries raised interest rates rapidly and substantially, impacting the capital markets and the ability of EV companies to raise necessary funding. Further, sales of vehicles in the automotive industry also tend to be cyclical in many markets, which may expose us to increased volatility as we expand and adjust our operations. Moreover, as additional competitors enter the marketplace and help bring the world closer to sustainable transportation, we will have to adjust and continue to execute well to maintain our momentum. These macroeconomic and industry trends will likely have an impact on the pricing of, and order rate for our vehicles, and we will continue to adjust accordingly to such developments.

Tariffs

Recent U.S. tariff measures on imported materials are not expected to materially impact our current vehicle development stage, as we have not yet built significant inventory. However, we are evaluating the potential effects on our future supply chain. Our sourcing strategy primarily prioritizes quality, availability, and price for unique components, with domestic procurement typically being a secondary consideration. This approach may increase our exposure to international trade disruptions and tariff-related cost volatility and we expect to adjust our approach accordingly.

Due to our current development stage, we believe we are well-positioned to react to potential future cost increases from suppliers. Furthermore, our long-standing plan to assemble vehicle components in the United States provides us with the flexibility to maintain competitive pricing.

However, recent proposals to change the international trade framework events have resulted in substantial regulatory uncertainty regarding international trade and trade policy, both in the United States and abroad. The U.S. government has also raised the possibility of other initiatives that may affect importation of goods including renegotiation of trade agreements with other countries and the introduction of new or increased import duties or tariffs with respect to products from a number of different countries. In light of this uncertainty and the unknown impact on the broader U.S. and global economy in the future, we do not have clarity at this point over the potential medium to long term impacts our business may face. The availability of certain goods could be affected if foreign suppliers choose to limit their exposure to U.S. markets in response to unfavorable trade policies, which could negatively impact the ability of our suppliers to deliver materials or manufacturing equipment to us and, therefore, delay or impede our deliveries. Furthermore, rising inflation, slower economic growth and increases in unemployment that may result from global trade disruptions could further deflate consumer demand, reducing demand for our products.

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